UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                        SEC FILE NUMBER: 0-10004
                                                           CUSIP NUMBER: _______


                           NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
             [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR


For the Period Ended:   March 31, 2009
                        --------------

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________

--------------------------------------------------------------------------------

                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:        NAPCO Security Technologies, Inc.
                                ---------------------------------
Former Name if Applicable:      Napco Security Systems, Inc.
                                ---------------------------------
Address of Principal Executive  333 Bayview Avenue
Office (Street and Number):     ---------------------------------
City, State and Zip Code:       Amityville, New York 11701
                                ---------------------------------

                       PART II -- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Because of ongoing discussions with its lenders concerning waiver of violations of certain covenants in its Amended and Restated Loan Agreement, the Company was unable to complete its financial statements in time to file the Company's Form 10-Q on a timely basis.

                           PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Kevin S. Buchel              (631)                  842-9400
     ---------------              -----                  --------
         (Name)                 (Area Code)         (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

The Company expects to report a net loss of $4,360,000 for the nine months ended March 31, 2009 compared to net income of $4,824,000 for the nine months ended March 31, 2008.

NAPCO Security Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2009


                                 By: /s/KEVIN S. BUCHEL
                                 ----------------------------------------------
                                 Kevin S. Buchel,
                                 Senior Vice President of Operations and Finance